Confidential	March 5, 2014

China New Borun Announces Fourth Quarter and Full-Year 2013

Unaudited Financial Results

Quarterly Revenue Increased 30.7% Year-Over-Year

Quarterly Gross Profit Improved 44.3% Year-Over-Year

Quarterly Net Income Increased 41.1% Year-Over-Year

Beijing, China, March 5, 2014 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We completed a solid fourth quarter, with total revenues exceeding the high-end of guidance and profitability expanding to a 12-month high. We also successfully completed initial sales of our new chlorinated polyethylene (“CPE”) and foam insulation products, marking a new milestone in our expanded business scope. Despite the challenging market environment over the past two years, we were able to earn positive net income in every single quarter, and as our momentum builds, we believe are well positioned to grow annual revenue, profitability and cash flow in 2014.”

Fourth Quarter 2013 Quick View

•	Total revenue increased 30.7% to RMB657.8 million ($107.9 million1) from RMB503.4 million in the fourth quarter of 2012.

•	Gross profit increased 44.3% to RMB78.6 million ($12.9 million) from RMB54.4 million in the fourth quarter of 2012.

•	Net income increased 41.1% to RMB30.5 million ($5.0 million) from RMB21.6 million in the fourth quarter of 2012.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB1.18 ($0.19) for the quarter ended December 31, 2013. Each ADS represents one of the Company's ordinary shares.

_____________________

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended December 31, 2013 were made at a rate of RMB6.0969 to USD1.00, the rate published by the People’s Bank of China on December 31, 2013. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	March 5, 2014

Mr. Wang continued, “Heading into 2014, we remain cautiously optimistic on our edible alcohol business, as the baijiu market further rationalizes supply and demand. We will continue to optimize our strong sourcing capability and strive to achieve greater operating leverage in our core business. At the same time, we are excited about ramping up sales and production of our newly-introduced CPE and foam insulation product lines. We’re happy the construction of our new plants were completed on budget and practically without any glitches. We anticipate material contributions from the new business beginning in the second half of 2014.”

Fourth Quarter 2013 Financial Performance

For the fourth quarter of 2013, revenue increased by 30.7% year-over-year to RMB657.8 million ($107.9 million) from RMB503.4 million in the same period of 2012. The increase in revenue was mainly attributable to higher production volume and higher sales volumes for all of our products.

Revenue breakdown by product line is as follows:

•	Revenue from edible alcohol increased by 26.0% to RMB435.4 million ($71.4 million) in the fourth quarter of 2013, compared to RMB345.7 million in the fourth quarter of 2012. The sales volume of edible alcohol in the fourth quarter of 2013 increased by 29.6% year-over-year to 82,769 tons, primarily due to higher production volume as the market demand for edible alcohol temporarily recovered during this quarter. The production volume increased by 30.5% year-over-year to 81,810 tons in the fourth quarter of 2013. The average selling price decreased by 2.8% year-over-year to RMB5,260 per ton.

•	Revenue from DDGS feed increased by 44.0% to RMB152.1 million ($25.0 million) in the fourth quarter of 2013, compared to RMB105.7 million in the fourth quarter of 2012. The sales volume of DDGS feed in the fourth quarter of 2013 increased by 25.9% year-over-year to 67,905 tons, while the average selling price increased by 14.4% year-over-year to RMB2,240 per ton.

•	Revenue from liquid carbon dioxide increased by 9.0% to RMB11.9 million ($1.9 million) in the fourth quarter of 2013, compared to RMB10.9 million in the fourth quarter of 2012. The sales volume of liquid carbon dioxide in the fourth quarter of 2013 increased by 21.5% year-over-year to 28,486 tons, and the average selling price decreased by 10.3% year-over-year to RMB416 per ton.

•	Revenue from crude corn oil increased by 27.3% to RMB52.4 million ($8.6 million) in the fourth quarter of 2013, compared to RMB41.2 million in the fourth quarter of 2012. The sales volume of crude corn oil in the fourth quarter of 2013 increased by 29.8% year-over-year to 6,930 tons, and the average selling price decreased by 1.9% year-over-year to RMB7,563 per ton.

Confidential	March 5, 2014

•	We began generating revenue from our newly-completed CPE and foam insulation plants during this quarter. Revenue from CPE was RMB5.0 million ($0.8 million) in the fourth quarter of 2013, and the sales volume was 553 tons at price per ton of RMB9,058. Revenue from foam insulation was RMB0.4 million ($0.1 million) in the fourth quarter of 2013, and the sales volume was 375 cubic meters at price per cubic meter of RMB1,101.

During the fourth quarter of 2013, gross profit increased by 44.3% to RMB78.6 million ($12.9 million) from RMB54.4 million in the same period of 2012. Gross margin for the fourth quarter of 2013 increased to 11.9%, from 10.8% in the same period of 2012, which was primarily attributable to the temporarily recovered market demand.

Income from operations increased by 52.8% to RMB65.6 million ($10.8 million) in the fourth quarter of 2013, from RMB42.9 million in the same period of 2012, primarily driven by higher gross profit earned.

Selling expenses slightly increased by RMB0.1 million, or 7.9% to RMB1.4 million ($0.2 million) in the fourth quarter of 2013, from RMB1.3 million in the same period of 2012.

General and administrative expenses increased by RMB1.4 million, or 13.5% to RMB11.6 million ($1.9 million) in the fourth quarter of 2013, from RMB10.2 million in the same period of 2012.

Interest expense increased by RMB10.9 million or 75.5% to RMB25.2 million ($4.1 million) in the fourth quarter of 2013, from RMB14.4 million in the same period of 2012, mainly due to the interest expense arisen from the Bond issued at the beginning of 2013.

Income tax expenses in the fourth quarter of 2013 were RMB10.2 million ($1.7 million), representing an effective tax rate of 25%.

Net income increased by 41.1% to RMB30.5 million ($5.0 million) in the fourth quarter of 2013, compared to RMB21.6 million in the same quarter of 2012. In the fourth quarter of 2013, basic and diluted earnings per ordinary share and per ADS were RMB1.18 ($0.19), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of December 31, 2013, cash and bank deposits of RMB521.3 million ($85.5 million) decreased by RMB89.4 million, compared with RMB610.7 million as of December 31, 2012. Cash flows used in operating activities for the fourth quarter of 2013 were RMB21.0 million ($3.4 million), which was mainly due to that the Company pre-stored a part of corn during this quarter.

Full Year 2013 Financial Performance

For the year ended December 31, 2013, total revenue decreased 12.8% year-over-year to RMB2.3 billion ($369.9 million), from RMB2.6 billion for the year ended December 31, 2012. Gross profit decreased 29.1% year-over-year to RMB245.7 million ($40.3 million), from RMB346.8 million for the year ended December 31, 2012. Income from operations decreased 32.0% year-over-year to RMB198.9 million ($32.6 million), from RMB292.4 million for the year ended December 31, 2012. Net income decreased 57.7% year-over-year to RMB79.5 million ($13.0 million), from RMB188.2 million for the year ended December 31, 2012. Basic and diluted earnings per ordinary share and per ADS decreased to RMB3.09 ($0.51), from RMB7.31 in the prior year. Weighted average number of basic and diluted shares outstanding was approximately 25.7 million in 2013.

Confidential	March 5, 2014

Financial Outlook

The Company estimates that its revenue for the first quarter of 2014 will be in the range of RMB500 million ($82.0 million) to RMB530 million ($86.9 million), an increase of approximately 11% to 18% over the same quarter of 2013.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Thursday, March 6, 2014 (9:00 p.m. Beijing time on Thursday, March 6, 2014) to discuss the results and highlights from the fourth quarter and full year of 2013 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	34973259

A replay of the webcast will be accessible through March 13, 2014 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	34973259

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Confidential	March 5, 2014

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)
              +1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Confidential	March 5, 2014

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2013
	RMB	RMB	US$
Assets
Current Assets
Cash	610,692,645	521,270,799	85,497,679
Restricted cash	75,000,000	42,040,667	6,895,417
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, as of December 31, 2012 and 2013, respectively	302,779,899	358,463,468	58,794,382
Available-for-sale securities	—	16,783,869	2,752,853
Inventories	138,280,880	353,206,120	57,932,084
Advance to suppliers	67,828,505	276,245,034	45,309,097
Other receivables	34,880,868	58,510,165	9,596,707
Prepaid expenses	6,039,816	3,773,980	619,000
Deferred income tax assets	—	248,712	40,793
Total current assets	1,235,502,613	1,630,542,814	267,438,012
Property, plant and equipment, net	1,047,934,015	1,143,722,628	187,590,846
Land use right, net	56,432,887	138,944,251	22,789,328
Intangible assets, net	13,475,014	9,648,771	1,582,570
Long-term deferred expenses	—	10,697,712	1,754,615
Other non-current assets	89,648,135	—	—
Total assets	2,442,992,664	2,933,556,176	481,155,371

Liabilities and shareholders’ equity
Current Liabilities
Trade accounts payable	12,605,132	29,272,232	4,801,166
Accrued expenses and other payables	63,942,736	106,574,084	17,480,045
Income taxes payable	6,661,771	9,119,258	1,495,720
Short-term borrowings	842,200,000	620,200,000	101,723,827
Current portion of long-term borrowings	—	24,000,000	3,936,427
Total current liabilities	925,409,639	789,165,574	129,437,185
Long-term borrowings	—	48,000,000	7,872,853
Bonds Payable	—	500,000,000	82,008,890
Total liabilities	925,409,639	1,337,165,574	219,318,928

Shareholders’ equity
Ordinary share – (December 31, 2012 and 2013: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,782,002
Retained earnings – appropriated	118,401,996	126,356,029	20,724,635
Retained earnings – unappropriated	931,347,064	1,002,921,340	164,496,931
Accumulated other comprehensive loss	(473,818)	(1,194,550)	(192,850)
Total shareholders’ equity	1,517,583,025	1,596,390,602	261,836,443
Total liabilities and shareholders’ equity	2,442,992,664	2,933,556,176	481,155,371

Confidential	March 5, 2014

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	December 31, 2012	September 30, 2013	December 31, 2013
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	503,375,028	518,001,425	657,782,689	107,888,056
Cost of goods sold	448,934,524	469,332,820	579,206,629	95,000,185
Gross profit	54,440,504	48,668,605	78,576,060	12,887,871
Operating expenses:
Selling	1,286,558	1,213,777	1,387,878	227,637
General and administrative	10,238,935	10,298,164	11,625,578	1,906,801
Total operating expenses	11,525,493	11,511,941	13,013,456	2,134,438
Income from operations	42,915,011	37,156,664	65,562,604	10,753,433
Other (income) expenses:
Interest income	(438,967)	(1,296,587)	(937,588)	(153,781)
Interest expense	14,371,023	24,076,289	25,226,848	4,137,652
Others, net	194,026	(23,410)	659,948	108,243
Total other expense, net	14,126,082	22,756,292	24,949,208	4,092,114
Income before income taxes	28,788,929	14,400,372	40,613,396	6,661,319
Income tax expenses:
Current	7,197,232	3,600,094	10,156,353	1,665,822
Deferred	—	—	—	—
Income tax expenses	7,197,232	3,600,094	10,156,353	1,665,822
Net income	21,591,697	10,800,278	30,457,043	4,995,497

Earnings per share:
Basic and diluted	0.84	0.42	1.18	0.19
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000 25,725,000	25,725,000	25,725,000

Confidential	March 5, 2014

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the year ended,
	December 31, 2012	December 31, 2013
	(RMB)	(RMB)	(US$)

Revenues	2,587,441,751	2,254,970,152	369,855,197
Cost of goods sold	2,240,600,096	2,009,229,511	329,549,363
Gross profit	346,841,655	245,740,641	40,305,834
Operating expenses:
Selling	4,566,943	5,160,405	846,398
General and administrative	49,845,321	41,645,512	6,830,604
Total operating expenses	54,412,264	46,805,917	7,677,002
Income from operations	292,429,391	198,934,724	32,628,832
Other (income) expenses:
Interest income	(1,364,810)	(3,850,272)	(631,513)
Interest expense	42,767,789	95,601,270	15,680,308
Others, net	157,807	505,384	82,892
Total other expense, net	41,560,786	92,256,382	15,131,687
Income before income taxes	250,868,605	106,678,342	17,497,145
Income tax expenses:
Current	62,717,151	27,150,033	4,453,088
Deferred	—	—	—
Income tax expense	62,717,151	27,150,033	4,453,088
Net Income	188,151,454	79,528,309	13,044,057

Earnings per share:
Basic and diluted	7.31	3.09	0.51
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000